Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.749.1301

SimonJ@gtlaw.com

May 10, 2013

Melissa Kindelan

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	SCG Financial Acquisition Corp. Item 4.01 Form 8-K Filed May 1, 2013 File No. 001-35534

Dear Ms. Kindelan:

SCG Financial Acquisition Corp. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 1”) to its Current Report on Form 8-K originally filed on May 1, 2013 (File No. 001-35534). On behalf of the Company, we hereby respond to the comments of the staff of the Commission contained in its letter dated May 6, 2013. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response.

Item 4.01 Change in Registrant’s Certifying Accountant

1.

Please amend to state whether the former accountants resigned, declined to stand for re-election or were dismissed and the date thereof. Also state whether the decision to change accountants, as it relates to the former accountant, was recommended or approved by the audit committee of the board of directors. We refer you to Item 304 (a)(1)(i) and (iii).

RESPONSE:

The Company has revised the disclosure in Amendment No. 1 in response to the staff’s comment.

2.

Also amend to state whether during the two most recent fiscal years and any subsequent interim period preceding such resignation, declination, or dismissal there were any disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure which disagreement(s) if not resolved to the satisfaction of the former accountant would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. We refer you to Item 304(a)(1)(iv).

RESPONSE:

The Company has revised the disclosure in Amendment No. 1 to refer to the two most recent fiscal years and subsequent interim period in response to the staff’s comment.

3.	Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:

The Company has obtained and filed with Amendment No. 1 an updated Exhibit 16 letter.

* * *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon